ICON FUNDS

                                AMENDMENT TO THE
                             DISTRIBUTION AGREEMENT

THIS AMENDMENT to the Distribution Agreement ("Agreement") is made this 1st day of January, 2004 by and between ICON Funds (the "Trust"), a Massachusetts business trust, Meridian Investment Management Corporation (the "Adviser"), a Colorado corporation, and Meridian Clearing Corp. ("MCC"), a Colorado corporation.

WHEREAS, the Trust, the Adviser and MCC entered into an Agreement on December 1, 1999, to have the Adviser and MCC provide distribution services to the Trust. The Trust, the Adviser and MCC hereby amend the Agreement as follows:

Effective January 1, 2004, the name Meridian Investment Management Corporation has been changed to ICON Advisers, Inc. All references to Meridian Investment Management Corporation in this Agreement shall be replaced with ICON Advisers, Inc.

Effective January 1, 2004, the name Meridian Clearing Corporation has been changed to ICON Distributors, Inc. All references to Meridian Clearing Corp. in this Agreement shall be replaced with ICON Distributors, Inc.

All other terms of the Agreement shall remain in full force and effect.

This Amendment has been executed as of the date set forth above by a duly authorized officer of each party.

ICON FUNDS                           ICON ADVISERS, INC.


By: /s/ Erik L. Jonson               By: /s/ Andra C. Ozols

Name: Erik L. Jonson                 Name: Andra C. Ozols

Title: Vice President and CFO        Title: Vice President


ICON DISTRIBUTORS, INC.


By: /s/ Erik L. Jonson

Name: Erik L. Jonson

Title: Vice President and CFO